UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number: 001-13122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Precision Strip Retirement and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliance Steel & Aluminum Co.

350 South Grand Avenue, Suite 5100

Los Angeles, California 90071

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

* All other schedules required by 29 CFR §2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Precision Strip Retirement and Savings Plan

Minster, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Precision Strip Retirement and Savings Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2007.

Los Angeles, California

June 17, 2021

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2020	2019
Assets
Investments at fair value:
Interest-bearing cash	$243,570	$310,893
Money market fund	3,930,927	3,563,717
Mutual funds	265,405,126	251,782,604
Reliance Steel & Aluminum Co. common stock	5,964,269	7,665,359
Common collective trust	17,669,229	12,145,239
Total investments at fair value	293,213,121	275,467,812

Receivables:
Notes receivable from participants	5,935,728	5,761,954
Due from trustee	66,490	67,882
Other receivables	2	1,640
Total receivables	6,002,220	5,831,476

Net assets available for benefits	$299,215,341	$281,299,288

See accompanying notes to financial statements.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2020
Additions
Income:
Net appreciation in fair value of investments	$30,261,148
Interest and dividends	13,130,154
Interest on notes receivable from participants	264,184
Total income	43,655,486

Contributions:
Employer, net of forfeitures	5,196,096
Participant	5,548,930
Rollover	1,707
Total contributions, net	10,746,733

Revenue sharing program credits	321,480

Total additions	54,723,699

Deductions
Benefits paid to participants and beneficiaries	36,704,365
Administrative expenses	103,281
Total deductions	36,807,646

Net increase	17,916,053

Net assets available for benefits, beginning of year	281,299,288

Net assets available for benefits, end of year	$299,215,341

See accompanying notes to financial statements.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2020

1.	Description of the Plan

The following description of the Precision Strip Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that provides certain benefits to the eligible employees of Precision Strip Inc. (the “Company”), a wholly owned subsidiary of Reliance Steel & Aluminum Co., and Precision Strip Transport, Inc., a wholly owned subsidiary of Precision Strip Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments. The Plan is administered by the Reliance Steel & Aluminum Co. Benefits Committee (“Plan Administrator”). The trustee of the Plan is Fidelity Management Trust Company (the “Trustee”) and the recordkeeper is Fidelity Investments Institutional Operations Company, Inc.

CARES Act

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted, which included provisions, among others, that provided temporary relief for those retirement plan participants affected by COVID-19. Participants who met certain criteria could take a penalty-free hardship withdrawal, borrow from their accounts at higher limits and suspend making payments on their participant loans until 2021.

During the period between March 27, 2020 and September 22, 2020, participants impacted by COVID-19 (as defined in the Plan document) could borrow from their account up to the lesser of $100,000 or the vested account balance and could suspend loan repayments due during that period until January 2021. The CARES Act also removed the 10% early withdrawal penalty for a coronavirus-related distribution up to $100,000 made during 2020. Participants who took a coronavirus-related distribution could spread the income over a three-year period for income tax purposes or avoid income taxes if the distribution is repaid within the three-year period following the distribution.

Participation

Eligible employees may participate in the Plan upon completion of three months of service. Eligible employees are automatically enrolled into the Plan with an initial deferral contribution of 4% of eligible compensation, unless the employee elects a different deferral contribution percentage or declines to participate. The initial deferral contribution percentage automatically increases annually by 2% (up to a maximum of 10%), unless elected otherwise by the participant.

Contributions

Participants may contribute up to 50% of eligible compensation into the Plan on a pre-tax basis and/or make Roth 401(k) contributions on an after-tax basis, subject to federal limits. Additionally, participants attaining age 50 by the end of a Plan year can make additional “catch-up” contributions. The Company makes employer profit sharing contributions, which are discretionary. Participants become eligible to receive discretionary profit sharing contributions after the completion of 1,000 hours and one year of service.

Participants may contribute eligible rollovers from other qualified defined benefit plans, defined contribution plans and individual retirement accounts.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2020

Participant Accounts

Each participant's account is credited with the participant's contributions, employer contributions and allocation of investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants direct the investment of their account balances into various investment funds offered by the Plan.

Vesting

Participants are immediately vested in their accounts with respect to participant contributions, eligible rollovers and earnings thereon. Participants vest in Company contributions and earnings thereon based upon the following schedule:

Years of Service	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the vested interest in his or her account. Installment payment options are also available. Other withdrawals from participants' account balances may be made under certain circumstances, as defined in the Plan document. See “CARES Act” above for special withdrawal provisions applicable in the 2020 Plan year.

Forfeitures

Forfeitures from nonvested participant accounts are used to reduce future Company contributions. For the year ended December 31, 2020, forfeitures of $234,688 were used to reduce the Company’s contributions. Forfeited nonvested accounts totaled $3,116 and $7,500 at December 31, 2020 and 2019, respectively.

Notes Receivable from Participants

Participants generally may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the respective participant's vested account balance and are subject to interest charges. Interest rates applicable to new notes are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Loans are repaid ratably through periodic payroll deductions over a term not exceeding five years for general purpose loans and up to ten years for the purchase of a primary residence. As of December 31, 2020, notes receivable from participants had interest rates that ranged from 4.25% to 6.50%, and have maturities through June 2030. Interest earned is recorded on an accrual basis as interest on notes receivable from participants in the Statement of Changes in Net Assets Available for Benefits. Unpaid loans determined to be in default under the terms of the notes are deemed to be distributed in accordance with the provisions of the Plan document. See “CARES Act” above for special loan provisions applicable during the 2020 Plan year.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2020

Administrative Expenses

Loan initiation and maintenance, and overnight delivery fees are charged by the Trustee directly to the account balance of the applicable participants. Administrative expenses also include recordkeeping fees that are allocated to participant account balances and paid through Fidelity’s revenue sharing program. See “Revenue Sharing Program” below. These expenses totaled $103,281 for the year ended December 31, 2020.

Beginning July 1, 2021, the recordkeeping fee will be deducted quarterly from participant accounts directly by Fidelity.

Audit, legal and other administrative expenses relating to the Plan are not reflected in the accompanying financial statements as they are paid by the Company.

Revenue Sharing Program

The Plan receives investment funds administrative revenue credits through its participation in Fidelity’s revenue sharing program. The revenue sharing credits are invested in the money market fund until allocated to Plan participants. During the 2020 Plan year, revenue sharing credits were allocated on a quarterly basis equally to participant accounts with a balance as of the end of each quarter. The revenue sharing program credits for the year ended December 31, 2020 were $321,480, of which $238,526 was received by the Plan in 2020, and the balance, $82,954, was received by the Plan in 2021. Due from trustee of $66,490 at December 31, 2020 included revenue sharing credits owed to the Plan of $82,954 less Fidelity recordkeeping fees of $16,464.

Beginning July 1, 2021, revenue sharing credits, if any, will be allocated directly to participant accounts based on actual investments held during the prior quarter.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investments held by a defined contribution plan are reported at fair value, except for fully-benefit responsive  investment contracts which are presented at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Fidelity Managed Income Portfolio Class 2, which is a common collective trust. The common collective trust invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities (see Investment Valuation and Income Recognition).

Investment Valuation and Income Recognition

The Plan has investments in registered investment companies (mutual funds), a common collective trust and a unitized employer common stock fund. Registered investment companies (mutual funds) and common stock are stated at fair value based on the quoted market price of the funds or common stock. The investments in the registered investment companies represent the net asset value (“NAV”) of the shares held by the Plan. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2020

The Plan invests in the Fidelity Managed Income Portfolio Class 2, a stable value fund held within a common collective trust, which has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate and provide liquidity at contract value for participant withdrawals and transfers. The stable value fund has an investment objective to maintain a constant NAV while generating a slightly higher yield than the money market fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. Generally, there are no restrictions on a participant’s ability to redeem their investment in the common collective trust at the investment’s NAV. However, withdrawals prompted by certain events (e.g., the termination of the Fidelity Managed Income Portfolio Class 2 and changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) in fair value of investments is presented in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.

Risks and Uncertainties

The Plan invests in various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan provides investment options that hold securities of foreign companies, which may involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

The global COVID-19 outbreak and associated countermeasures implemented by governments around the world, as well as increased business uncertainty and economic contraction, had an adverse impact on the Company’s financial results during 2020.  The Company took a variety of actions during 2020 to mitigate the financial impacts from the pandemic. However, the long-term impact of COVID-19 on the Company’s business and the Plan are uncertain at this time.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Payment of Benefits

Benefits paid to participants are recorded when paid.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2020

Recently Issued Accounting Pronouncements

In August 2018, the FASB issued accounting guidance that adds, removes and modifies fair value disclosure requirements. The Plan’s adoption of the new accounting guidance for the 2020 Plan year did not have a material impact on the Plan’s financial statements.

3.	Investments

Participants may invest in certain investments offered by the Trustee, including a unitized employer common stock fund that consists principally of Reliance Steel & Aluminum Co. common stock and interest-bearing cash that provides liquidity for trading. As of December 31, 2020 and 2019, the Plan held 170,406 and 227,647 units of the Reliance Steel Stock Fund with fair values of $6,207,841 and $7,977,892, respectively.

The assets and liabilities of the Reliance Steel Stock Fund were as follows:

	December 31,	December 31,
	2020	2019
Reliance Steel & Aluminum Co. common stock (49,806 shares as of December 31, 2020 and 64,006 shares as of December 31, 2019)	$5,964,269	$7,665,359
Interest-bearing cash	243,570	310,893
Other receivables	2	1,640
	$6,207,841	$7,977,892

For risks and uncertainties regarding investment in Reliance Steel & Aluminum Co. common stock, participants should refer to the Reliance Steel & Aluminum Co. Annual Report on Form 10-K for the year ended December 31, 2020 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2021.

On July 1, 2021, certain investments offered to plan participants by the Trustee will be changed, including the availability of Fidelity BrokerageLink®, a brokerage account within the participant’s 401(k) account, that participants can invest up to 95% of their account balance in Fidelity and non-Fidelity mutual funds, the replacement of target-date mutual funds with target-date commingled funds and the removal and addition of certain other mutual funds.

4.	Fair Value Measurements

Fair value is the price that would be received to sell the investment in an orderly transaction between market participants (an exit price). The Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in markets that are active; quoted market prices in markets that are not active; or model-derived valuations or other

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2020

inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2020 and 2019:

December 31, 2020	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$243,570	$—	$—	$243,570
Money market fund	3,930,927	—	—	3,930,927
Mutual funds	265,405,126	—	—	265,405,126
Reliance Steel & Aluminum Co. common stock	5,964,269	—	—	5,964,269
Total assets in the fair value hierarchy	275,543,892	—	—	275,543,892
Common collective trust measured at NAV				17,669,229
Total investments at fair value	$275,543,892	$—	$—	$293,213,121

December 31, 2019	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$310,893	$—	$—	$310,893
Money market fund	3,563,717	—	—	3,563,717
Mutual funds	251,782,604	—	—	251,782,604
Reliance Steel & Aluminum Co. common stock	7,665,359	—	—	7,665,359
Total assets in the fair value hierarchy	263,322,573	—	—	263,322,573
Common collective trust measured at NAV				12,145,239
Total investments at fair value	$263,322,573	$—	$—	$275,467,812

The Plan’s investments that are measured at fair value on a recurring basis, including the money market fund, mutual funds and common stock are classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets. The Plan’s investment in the common collective trust is measured at fair value using the NAV practical expedient. The fair value of the common collective trust is excluded from the fair value hierarchy and is presented in the tables above to permit reconciliation of the investments classified within the fair value hierarchy to the Plan’s total investments at fair value.

5.	Related Party and Party-in-Interest Transactions

Certain of the Plan’s investments include shares in mutual and money market funds, and an interest in a common collective trust that are managed by the Trustee. The Plan also invests in shares of Reliance Steel & Aluminum Co. common stock through the unitized employer common stock fund. The unitized employer common stock fund received $151,255 of dividends from Reliance Steel & Aluminum Co. for the 2020 Plan year. These transactions and loans to plan participants qualify as exempt party-in-interest transactions.

6.	Income Tax Status

The Internal Revenue Service (“IRS”) issued an advisory letter dated March 31, 2014 confirming the tax qualification status of the volume submitter plan document adopted by the Plan. Although the Plan has been amended since the date of this letter, the Plan Administrator believes the Plan is currently operating in compliance with the applicable requirements of the Internal Revenue Code and therefore is tax qualified.

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2020

The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2020 and 2019, there were no uncertain positions taken or expected to be taken that would require provision for income taxes in the accompanying financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

	Year Ended December 31,
	2020	2019
Net assets available for
benefits as reported on the Form 5500	$299,834,193	$281,463,035
Adjustment from fair value to contract value
for fully benefit-responsive investment contracts
held by a common collective trust	(618,852)	(163,747)
Net assets available for benefits as reported
on the accompanying financial statements	$299,215,341	$281,299,288

The following is a reconciliation of the changes in net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

Year Ended
December 31, 2020
Net increase in net assets available for benefits as
reported on the Form 5500	$18,371,158
Investments:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust:
Beginning of year	163,747
End of year	(618,852)
Net increase in net assets available for benefits as
reported on the accompanying financial statements	$17,916,053

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2020

Employer Identification Number: 34-1207681

Plan Number: 001

		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Mutual funds:
*	Fidelity Investments	Fidelity® 500 Index Fund	a	$25,948,304
*	Fidelity Investments	Fidelity Freedom® 2030 Fund - Class K	a	21,341,269
	Neuberger Berman	Neuberger Berman Genesis Fund R6	a	21,102,026
*	Fidelity Investments	Fidelity® Dividend Growth Fund - Class K	a	20,432,811
*	Fidelity Investments	Fidelity Freedom® 2025 Fund - Class K	a	18,796,278
*	Fidelity Investments	Fidelity Freedom® 2035 Fund - Class K	a	17,397,239
*	Fidelity Investments	Fidelity Freedom® 2040 Fund - Class K	a	14,442,601
*	Fidelity Investments	Fidelity Freedom® 2045 Fund - Class K	a	12,505,436
	American Funds	American Funds The Growth Fund of America® Class R-6	a	11,966,279
	Morgan Stanley	Morgan Stanley Institutional Fund Trust Discovery Portfolio Class IS	a	11,542,652
*	Fidelity Investments	Fidelity® Contrafund® - Class K	a	10,743,070
*	Fidelity Investments	Fidelity® Diversified International Fund - Class K	a	10,547,972
*	Fidelity Investments	Fidelity Freedom® 2050 Fund - Class K	a	8,981,869
	PIMCO	PIMCO Total Return Institutional Class	a	8,856,797
*	Fidelity Investments	Fidelity Freedom® 2055 Fund - Class K	a	7,087,849
*	Fidelity Investments	Fidelity Freedom® 2020 Fund - Class K	a	6,147,202
*	Fidelity Investments	Fidelity® Puritan® Fund - Class K	a	4,108,909
	Janus Funds	Janus Henderson Forty T	a	4,036,258
	American Beacon	American Beacon Large Cap Value Fund R5 Class	a	3,927,830
	The Hartford Mutual Funds	Hartford Small Company HLS Fund Class IA	a	3,814,178
*	Fidelity Investments	Fidelity® Total Market Index Fund	a	2,953,680
*	Fidelity Investments	Fidelity Freedom® 2060 Fund - Class K	a	2,874,195
	The Royce Funds	Royce Opportunity Fund Institutional Class	a	2,312,756
*	Fidelity Investments	Fidelity® Fund - Class K	a	1,936,508
*	Fidelity Investments	Fidelity® Intermediate Bond Fund	a	1,657,296
*	Fidelity Investments	Fidelity® Low-Priced Stock Fund - Class K	a	1,605,167
*	Fidelity Investments	Fidelity® Intermediate Treasury Bond Index Fund	a	1,494,106
*	Fidelity Investments	Fidelity Freedom® Income Fund - Class K	a	1,251,533
*	Fidelity Investments	Fidelity® Equity-Income Fund - Class K	a	1,212,767
*	Fidelity Investments	Fidelity® Value Fund - Class K	a	1,185,171
*	Fidelity Investments	Fidelity® Mid-Cap Stock Fund - Class K	a	1,153,952
*	Fidelity Investments	Fidelity Freedom® 2015 Fund - Class K	a	869,238
*	Fidelity Investments	Fidelity® Global ex U.S. Index Fund	a	859,186
*	Fidelity Investments	Fidelity Freedom® 2065 Fund - Class K	a	205,276
*	Fidelity Investments	Fidelity Freedom® 2010 Fund - Class K	a	87,863
*	Fidelity Investments	Fidelity Freedom® 2005 Fund - Class K	a	19,603

		Total mutual funds		$265,405,126

PRECISION STRIP RETIREMENT AND SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2020

Employer Identification Number: 34-1207681

Plan Number: 001

		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Common collective trust:
*	Fidelity Investments	Fidelity Managed Income Portfolio Class 2	a	$18,288,081

	Money market fund:
*	Fidelity Investments	Fidelity® Investments Money Market Government Portfolio — Institutional Class	a	3,930,927

	Common stock:
*	Reliance Steel & Aluminum Co.	49,806 shares	a	5,964,269

	Interest-bearing cash:
*	Fidelity Investments	Cash	a	243,570

	Notes receivable from participants:
		Notes receivable from participants with
		interest rates ranging from 4.25% to
		6.50%, collateralized by participants'
		account balance and maturing through
*	Notes receivable from participants	June 2030	—	5,935,728

			Total	$299,767,701

* Represents a party-in-interest as defined by ERISA.

a The cost of participant-directed investments is not required to be disclosed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Reliance Steel & Aluminum Co. Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PRECISION STRIP RETIREMENT
AND SAVINGS PLAN

Dated: June 17, 2021	By:	/s/ Arthur Ajemyan
Arthur Ajemyan
Member of the Reliance Steel & Aluminum Co. Benefits Committee

EXHIBIT

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm—BDO USA, LLP